

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 3, 2009

Mr. Robert T. Faber
Chief Executive Officer
Goldspring, Inc.
P.O. Box 1118
Virginia City, NV 89440

> **Re:** **Goldspring, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 000-32429**

Dear Mr. Faber:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Cover page

2.   Please tell us why you qualify as a smaller reporting company at December 31,
        2008. In this regard, we note that the aggregate market value of your outstanding
        shares held by non-affiliates as of June 30, 2008 was in excess of $75 million.

Consolidated Balance Sheets, page F-2

3.   Please add disclosure in your filing, where applicable, to explain the nature of the
        new line item titled 'Other Long-Lived Assets,' totaling $489,236. In responding
        to this comment, please provide a draft of your proposed disclosure, or explain to
        us why you do not believe expanded disclosure is necessary.

Consolidated Statements of Operations, page F-4

4.   We note the new line item in 2008 captioned 'Derivative Change in Fair Value'
        totaling $(31,965). We also note the line item you report as 'Derivative liability'
        increased $4,591,948 during the periods presented. Please explain to us why the
        line item on your consolidated statements of operations did not change relative to
        the change in the derivative liability balance. In addition, please explain why you
        believe it is appropriate to reflect approximately $6.3 million related to the fair
        value calculation for convertible features contained in your various notes within
        the line item captioned 'Interest expense.' Your response should separately
        address each instrument that contributed to the change in derivative liability and
        recorded interest expense.

Note 3 – Summary of Significant Accounting Policies, page F-8

Recent Authoritative Pronouncements, page F-12

Fair Value Measurements, page F-16

5.   Please tell us how you considered the disclosure requirements of paragraphs 32
        through 35 of SFAS 157.

Note 10 – Convertible Debentures, page F-20

Convertible Notes Payable – 2008, page F-23

6.   We note your disclosure that because the notes issued to Winfield are convertible at the issuance date, you recorded the entire amount of the beneficial conversion feature as interest expense in fiscal 2008. We also note these notes appear to have a stated redemption date of two years from the date of issuance. Please tell us how you considered paragraph 6 of EITF 08-4 with respect to these notes.

Note 16 – Embedded Derivatives, page F-31

7.   We note the reference you make to your "Derivative liability" of $4,435,194 in this footnote does not equal the amount presented on your Consolidated Balance Sheets of $5,368,333. We further note your reference to footnotes 9 and 11 do not include disclosure to explain the nature of this line item. Please expand this footnote to clearly explain to the reader the nature of the line item captioned "Derivative liability" and the material accounting methodology you have applied for each of the periods presented.

Note 18 – Stock Warrants, page F-33

8.   We note your disclosure in this footnote which indicates you recognized $1,129,220 in warrant expense during 2008, and your presentation of this expense on your Consolidated Statements of Operations as 'Financing cost – warrant issuances.' We further note disclosure in your filing indicating you raised a total of $1,520,000 in exchange for issuing 137,000,000 shares of your common stock and 84,200,000 warrants. Please explain to us in sufficient detail why you believe it was appropriate to recognize an expense for the issuance of the warrants and cite the authoritative literature you are relying on to support your presentation. Similar concerns apply to the expense recognized in the second quarter of fiscal 2009.

Note 19 – Extinguishment of Debt, page F-35

9.   Your disclosures appear to indicate you recorded beneficial conversion features upon modification of your Convertible Notes Payable – 2006 & 2007 and Long-Term Convertible Notes (July 2008). Please provide us with a comprehensive accounting analysis that supports your treatment of the modification. As part of your response, please tell us if either of these notes contained embedded conversion options that were bifurcated pursuant to EITF 00-19, how you considered the scope of EITF 06-6, and how you considered paragraph 6 of EITF 08-4. Refer to other authoritative accounting literature as appropriate.

Debt Extinguishment December 22, 2008, page F-36

10.   We note you determined the amendment to your July 2008 Longview Note was
        substantially modified on December 22, 2008 as a result of other financing
        arrangements and that you recorded "a gain of $1,220,552, representing the
        difference between the July 10, 2008 valuation of the convertible feature and the
        December 10, 2008 valuation of the convertible feature." Please provide us with
        the journal entries surrounding the recognition of this gain and an analysis to
        support your extinguishment accounting under EITF's 96-19 and 06-6.

Controls and Procedures, page 52

11.   We note your statement under this heading that "Based on the evaluation as
        described above, our internal control over disclosure controls and procedures as
        of December 31, 2008 are effective." Please modify your conclusion to
        definitively state whether your disclosure controls and procedures were effective
        as of December 31, 2008. In this regard, Item 307 of Regulation S-K does not
        contemplate 'internal control over disclosure controls and procedures.' This
        comment also applies to your quarterly filing for the fiscal quarter ended June 30,
        2009.

Exhibits 31.1 and 31.2

12.   It appears you have omitted the portion of the introductory language in paragraph
        4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a)
        that refers to the certifying officers' responsibility for establishing and
        maintaining internal control over financial reporting for the company, as well as
        paragraph 4(b). Please revise your certification to include this required language.
        This comment also applies to your quarterly filing for the fiscal quarter ended
        June 30, 2009.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Condensed Consolidated Balance Sheets, page 3

13.   Please add disclosure in your filing, where applicable, to explain the nature of the
        new line item titled 'Debt Discount,' totaling $977,167. In responding to this
        comment, please provide a draft of your proposed disclosure, or explain to us why
        you do not believe expanded disclosure is necessary.

Notes to Consolidated Financial Statements, page 10

General

14. Please expand your disclosure, where applicable, to address the new disclosure requirements of FAS 161, which became effective for you on January 1, 2009, or otherwise explain to us why you do not believe this disclosure is necessary.

Note 12 – Long-term Convertible Debt Obligation, page 22

Convertible Loan Agreement – May 1, 2009, page 23

15. We note you received $1,500,000 in financing under a convertible loan agreement on May 1, 2009. Based on the terms as disclosed, please expand your disclosure to explain how you have accounted for this instrument. In this regard, please address whether this instrument contains features that are accounted for as derivatives under FAS 133 and/or EITF 00-19.

Engineering Comments

Overview, page 3

Risk Factors, page5 & 6

Early 2009 Developments, page 38

16. We note you use the term ore in several locations in your filing. Under SEC Industry Guide 7, the terms ores, ore-grade or ore body are treated the same as a reserve, implying a reserve is present on your property. Since you do not report reserves and not all deposits are necessarily reserves, please remove the term ore from your filing.

Description of Equipment and other Infrastructure Facilities, page 31

17. We note you describe the final product smelted on your property using an electric furnace to produce gold ore. We believe you intended to use the term dore.

Mineralized Material, page 32

2008 Developments, page 40

18.   With the passage of National Instrument 43-101 in Canada, disclosure using non-
        SEC reserve definitions, such as resource estimates, is allowed for Canadian
        incorporated companies under the exception in Instruction 3 to Paragraph (b)(5)
        of Industry Guide 7. However, your jurisdiction of incorporation is Nevada and
        as such, only those terms specified by Industry Guide 7 may be used in U. S. SEC
        filings. The provisions in Industry Guide 7 preclude the use of any terms other
        than proven or probable reserves for disclosure in SEC documents. You may,
        however used the term mineralized material to describe a mineralized body,
        which has been delineated by appropriate drilling and/or underground sampling to
        establish continuity and support an estimate of tonnage and an average grade of
        the selected metal(s). Such a deposit does not qualify as a reserve until a
        comprehensive evaluation, based upon unit costs, grade, recoveries, and other
        factors concludes economic and legal feasibility. Mineralized material should
        only be reported as an in-place tonnage and grade, and should not be disclosed as
        units of product, such as ounces of gold or pounds of copper.

19.   We note your resource estimate is defined by a cutoff grade. The cutoff grade is a
        critical component used to evaluate the potential of the mineral properties. Please
        disclose the operating costs and recovery parameters used to determine your
        cutoff grade estimate. Please show that this calculation demonstrates the cutoff
        grade or tenor used to define your mineral resource has reasonable prospects for
        economic extraction. In establishing your cut-off grade, your disclosure must
        realistically reflect the location, deposit scale, continuity, assumed mining
        method, metallurgical processes, costs, and reasonable metal prices, i.e. based on
        a three-year historic average.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief